Filed by Rudolph Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject company: August Technology Corporation
Commission File No. 000-30637

Rudolph Technologies
Moderator: Bob Koch
June 28, 2005 11:30 a.m. EST

OPERATOR: Good morning, and welcome to the Rudolph August merger conference call. At this time, all participants have been placed on a listen-only mode, and the floor will be open for questions following the presentation. It is now my pleasure to turn the floor over to your host, Bob Koch, sir you may begin.

BOB KOCH: Thank you. And good morning everyone. Rudolph Technologies, and August Technology Corporation issued a joint press release this morning announcing a definitive merger agreement. If you have not received a copy of the release, please call my office at 973-448-4306 and a copy will be faxed or e-mailed to you. Joining us today on the call are the following people, from Rudolph Technologies, Paul McLaughlin, Chairman and Chief Executive Officer; Steven Roth, Chief Financial Officer; and Nathan Little (ph), Executive Vice President. And from August Technology Corporation, Jeff O'Dell, Chairman and Chief Executive Officer, and Stan Piekos, Chief Financial Officer.

Before I turn the call over to Paul McLaughlin to review the specifics of the proposed merger, I'd like to remind everyone of the Safe Harbor regulations. Any matters today that are not historical facts, particularly common regarding the company's future plans, objectives, forecast, and expected performance consist of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such estimates, whether expressed or implied are being made based on currently available information, and the company's best judgment at this time.

Within these, is a wide range of assumptions that the company's believe to be reasonable, however, it must be recognized that the statements are subject to a range of uncertainty that can cause the actual results to vary materially. Thus, the company's caution that these statements are no guarantees of future performance. Risk factors that may impact both Rudolph and August results are described in each company's latest form 10-K's, respectively. As well as other periodic filings with the SEC. Neither Rudolph Technologies, nor August Technology updates forward-looking statements and both companies expressly disclaim any obligation to do so.

I will now turn the call over to Paul McLaughlin. Paul, please go ahead.

PAUL MCLAUGHLIN, CHAIRMAN, CHIEF EXECUTIVE OFFICER, RUDOLPH TECHNOLOGIES: Thank you. And good morning, everyone. I'm extremely excited to speak with you today about the merger of Rudolph Technologies, and August Technology. Separately, our company's represent two of the most competitive players in the semiconductor inspection and metrology marketplace, each employing market strategies that have enabled us to achieve faster growth rates, than the semiconductor equipment market. We believe the new Rudolph will be positioned for strong long term profitable growth, exceptional technological innovation, and increased market penetration.

In fact, we believe this merger positions the new Rudolph as the number two pure play company in semiconductor inspection and metrology with trailing 12 month revenues of approximately $160 million. We confidently believe this merger has significant and exciting upside opportunities for our customers, our employees, and of course, for our shareholders.

For our customer's combined we will be able to offer complete inspection and metrology solutions for front and back end wafer processing. The merger of these organizations creates an extensive global sales, service and application support network with particular strength in the Pacific Rim. We will have a $30 million R&D budget, which will allow us to maintain our traditions of technological innovations.

For our employees, both Jeff and I believe this merger offers a particularly exciting opportunity for personal and professional growth, as we continue to expand our addressable market with new products and services. The new Rudolph will continue to faster a culture of innovation, that can now tap into a larger and more geographically diverse pool of resources.

For our shareholders, this is a growth story. We believe the new Rudolph will be strongly positioned for rapid growth in two of the fastest growing segment of semiconductor process and control, and those are metal metrology, and macro defect inspection. We believe there are tremendous opportunities for revenue synergies using our global front end footprint to accelerate the sale of August Tools.

Before talk about the strategic merger in detail, I'd like to first discuss the new corporate structure at the management level, and at the Board of Director level. In terms of corporate structure, while Rudolph Technologies will be the surviving entity, we will integrate senior management of both companies, assuring the best leadership and expertise at all levels. The new Rudolph provides us with the senior management talent and depth, necessary to grow into a substantially larger company. I will remain Chief Executive Officer, and Steve Roth will remain Chief Financial Officer of the new Rudolph. Jeff O'Dell, Co-founder, Chairman, CEO and visionary behind August, will join our Board of Directors. In addition, with over 20 years of experience in automated inspection, Jeff will continue to guide our vision and business strategy for inspection products, on a daily basis. Stan Piekos, the current Chief Financial Officer for August will become our Chief Corporate Development Officer. Stan, an industry veteran, will be the guiding force behind our strategic objective of expanding our footprint in the semiconductor capital equipment industry, as a consolidator. Stand I share the belief that there is a new paradigm in the semiconductor capital equipment industry that disproportionately rewards those companies with critical mass. And we believe, there are excellent opportunities for consolidation in the process control arena.

Shifting gears, the new Rudolph will increase it's Board of Directors to 12 people, which includes eight representatives currently serving on Rudolph's board, and three representatives currently serving on August's board. One additional member will be jointly appointed soon after closing of this merger.

Before I continue, I'd like to turn the call over to Jeff O'Dell for some remarks on today's strategic merger announcement. Jeff.

JEFF O'DELL, CHAIRMAN, CHIEF EXECUTIVE OFFICER, AUGUST TECHNOLOGY CORPORATION: Thanks, Paul.

I'll just make a few brief remarks about the transaction, and what it means to August customers, shareholders, and employees. First, I would like to echo Paul's enthusiasm for this merger. I firmly believe that this strategic merger will create the greatest value for all August shareholders and stakeholders. As a single merged entity, we believe we will be able to leverage our combined market share position, strong financial and operating synergies, and realize a number of short term and long-term growth opportunities.

From a business and financial perspective, as well as from a cultural standpoint, I am confident the integration of our two companies will proceed smoothly. It was clear from our early meetings in April, that our senior management team saw the opportunities available to the combined company to better serve our mutual customers. I personally look forward to serving on the board of the new Rudolph, and continuing to build a strong business, which serves our customers, rewards our employees, and maximizes long term shareholder value.

I will now turn the call over to Stan to provide a little more color on the strategic merger from August's point of view.

STAN PIEKOS, CHIEF FINANCIAL OFFICER, AUGUST TECHNOLOGY CORPORATION: Thanks, Jeff. And good morning everyone. We believe that a strategic merger with Rudolph will derive the greatest value for our shareholders, employees, and customers as a result of the new Rudolph's management depth, global service and support network, financial strength, and technology leadership.

We also believe that these same qualities will allow the combined company to become a consolidator within the process control segment of the semiconductor capital equipment industry. Through our global platform, we see unique opportunity to add to our growth oriented product portfolio, through internal development, as well as further strategic combinations. In our judgment, there are compelling reasons why consolidation is needed in the process control segment of the semiconductor capital equipment business.

The significant role of the August management team and the new Rudolph will help maximize existing August shareholder value while providing continuity for August employees and our customers. In addition, this transaction allows our shareholders a greater ability to participate in the accelerated growth potential of the combined company. There are - these are some of the compelling benefits, which we believe would not be available from other potential partners, including KLA Tencore (ph). To briefly touch on that point, August is concerned than August KLA Tencore (ph) transaction would involve significant antitrust risk, including a lengthy investigation by the Department of Justice, which in turn could prevent any proposed transaction from closing. This could cause substantial uncertainty for August, its customers, employees and vendors, and ultimately hurt shareholder value.

Let me now turn the call to Steve, for a review of the strategic merger transaction, as well as a summary of a current financial position as a combined entity.

STEVEN ROTH, CHIEF FINANCIAL OFFICER, RUDOLPH TECHNOLOGIES: Thank you, Stan. I'd like to briefly summarize the specifics of today's transaction, and then provide some information on the combined financials following the completion of the merger.

Under the terms of the merger agreement, each August shareholder will receive either $10.50 per share in cash, or $10.50 per share in Rudolph stock based upon the closing price of Rudolph stock on June 27, 2005, reflecting an aggregate consideration of approximately $193 million. Each August shareholder will have the option to elect to receive cash, or stock subject to pro ration and allocation, based on the total cash and shares available in the merger.

The agreement requires that the total consideration for the deal will include a minimum of $37.2 million and a maximum of 60 million in cash, subject to shareholder election. The exchange ratio for each form of consideration is fixed with cash per share at $10.50 and stock at .06725 per share of Rudolph stock - I'm sorry 0.7625 per share of Rudolph stock and will not change as a result of a change in a price to Rudolph. Although this stock is subject to a fixed exchange ratio, the actual exchange ratio received by the shareholder depends on the amount of cash received by the shareholders as a result of the pro ration (ph). For example, at the minimum amount of 37.2 million in cash the aggregate consideration implied approximately $2.06 per share in cash, and an exchange ratio of 0.6128 in stock. At the maximum amount of 60 million of cash, the aggregate consideration implies approximately $3.32 per share in cash and an exchange ratio of 0.5211 in stock.

Because there is a limited amount of cash and stock available for the transaction, shareholders who make an election will receive priority to have their request for cash or stock fulfilled over shareholders who do not make an election in the allocation process. The reason we chose this structure is because we believe the combined company is well capitalized, and we wanted the structure to include a minimum of 37.2 million in cash. With this in mind, we've structured our consideration to allow August shareholdrse to capitalize on an increasing Rudolph stock price, by electing for more shares, while at the same time, providing a buffer, by making more cash available at a fixed price, should our share price decline.

Now let me turn to some financial information. With combined trailing 12 month revenues of approximately 160 million based on March 31, 2005 numbers and a base of approximately 600 employees, August and Rudolph entered this merger with strong financial resources.

After completing the merger, our cash position should be in the range of 50 to 80 million with no debt allowing us to continue to invest in the combined company's key initiatives. We expect the merger to be accretive to earnings within our first year. By leveraging our global sales, service, applications, support network, we expect the merger to accelerate revenues, and drive faster, more profitable growth. The new Rudolph will allow us to more efficiently support a broader range of valuable R&D programs, while eliminating duplicative investments, and such things as automation and platform support technologies. In addition, we expect to be able to realize cost savings related to our marketing and sales organizations, and our customer support infrastructure. We will look to combine facilities that are remote to our two main centers of excellent in New Jersey and Minnesota where appropriate, in order to reduce redundancy. We also expect to realize public company and regulatory compliance savings going forward. As the new Rudolph continues to grow, we would expect to achieve annualized cost synergies of approximately $10 million.

I'll now turn the call back over to Paul.

PAUL MCLAUGHLIN: Thanks, Steve. With that said, I'd like now like to take a step back and have Nathan Little (ph) review in more detail why we believe this strategic merger is so compelling for both of us. And why we think the new Rudolph is well positioned for long-term growth. Nathan (ph).

NATHAN LITTLE (ph), EXECUTIVE VICE PRESIDENT, RUDOLPH TECHNOLOGIES: Thanks, Paul.

Looking forward, we believe the new Rudolph will be a leading provider of macro defect inspection and metrology systems for opaque and transparent thing films. August and Rudolph, separately have gained significant traction for new products aimed at the merging high growth market of macro defect inspection in the front end of the fab, for lithography, etch, deposition and C&P applications. Combined with Rudolph's industry leading copper, and strong transparent metrology tools in the front end, we believe the new Rudolph will gain additional momentum and traction in these high growth areas.

It all starts with customer mind share, and with two great franchises, August and Rudolph, we believe will be able to leverage this joint brand recognition to a position of prominence in our customer's minds in both the back end or final manufacturing area, and in the front end wafer processing applications areas.

Similarly, for both companies, both companies have separately introduced new products for bump inspection, automatic defect classification and yield management applications, for example. These products have gained traction, and we expect them to further position the new Rudolph as a provider of one of the broadest and most complete process control offerings of inspection and metrology solutions for semiconductor device manufacturers. I'm particularly excited about the possibility of being able to leverage the front end and back end knowledge of the combined companies, through yield and decision management software that combines information from process, metrology and inspection tools in both of these areas of the fab. The demarcation between front end and back end metrology inspection is blurring, and the new Rudolph will be uniquely positioned to capitalize on this emerging trend.

The new Rudolph will be able to leverage customer cross selling opportunities and strengthen its position in a number of geographic markets as well. For example, Rudolph's strength in Japan represents a new growth opportunity for August. Rudolph also has a strong market presence in the rapidly expanding market for China, where we currently have two offices, and 13 people in sales, service, and application support. Rudolph's worldwide infrastructure offers significant operating leverage, as August penetrates new regions with its expanding product lines.

Clearly, there are a number of synergies that we will begin to recognize right away. There are also some fair picture considerations that will enhance our competitive edge, and ability to grow the business over the long-term. For example, we would expect to have the critical mass, to be able to achieve greater economies of scale for purchasing, leveraging our technical capabilities, and being able to reduce costs associated with managing a single operating infrastructure.

Behind our complimentary product lines, however, what really will make this merger successful is the combination of our common corporate cultures for innovation. Through our due diligence, it's become increasingly evidence that the cultures of Rudolph and August, are closely aligned, which should make for a productive transition, and position us for strong and sustained growth. We've all ready begun planning how best to integrate our companies. And I'm looking forward to realizing the value drivers and synergies that will fuel our growth.

Now I'd like to turn the call back to Paul. Paul.

PAUL MCLAUGHLIN: Thanks, Nathan (ph). Before I turn the call over to questions I would to conclude with the following for summary thoughts about our goals for the new Rudolph. Our goal number one is plan profitable growth by creating compelling value propositions for our customers. Goal number two, is to be a market leader in metrology and inspection, serving our customers with an ever expanding suite of products and services. Goal three is to successfully integrate corporate cultures from two great franchises, and to foster opportunities from employees for personal and professional growth.

Goal number four, is to enhance shareholder value, and to be a desired investment through consistently strong financial performance. Again, we are all very excited about this merger, and our prospects for growth. With that, Operator, we will now take questions.

OPERATOR: Thank you. The floor is now open for questions. If you have a question, please press star one on your touch-tone phone at this time. If at any point your question is answered, you may remove yourself from queue by pressing the pound key. Questions will be taken in the order they are received. We do ask that while you pose your question, that you please pick up your handset to provide optimum sound quality.

Our first question comes from Bill Lu from Piper Jaffray, please pose your question.

BILL LU, PIPER JAFFRAY: Yes, hi, there. First of all, congratulations on getting this done. A couple of questions, one is, can you talk a little more about the cost synergies, you talked about they will be accretive in the first year, what is that assuming as far as cost savings?

PAUL MCLAUGHLIN: Steve.

STEVEN ROTH: Well I said in my prepared remarks that we had annualized savings of $10 million, but we're not going to get those all out in the first year. So, obviously, the simple things, that will come out will be the public company cost, a lot of the regulatory, which, you know, in this day and age is the Sarbanes-Oxley cost. And then, we start looking at, obviously, as I said, the remote offices, and where we could operate under one flagpole. And so I don't want to put a specific number on what's actually going to come out within the first 12 months, but, you know, obviously it's going to be working towards that goal of about 10 million.

BILL LU: OK. Can you walk me through between now and a the fourth quarter close, what are some of the key approvals that has to be done, what are some of the key events that have to happen?

PAUL MCLAUGHLIN: Stan, can you?

STAN PIEKOS: Yes, I've got some recent experience here, so let me take that. We will now move ahead with the regulatory filings so called Hart, Scott, Rodino application. Both companies will make that. We began the diligence process of the SEC proxy preparation, a so called S-4 document. I would believe with the work we've done, that together in the last two months that you can see the S-4 on file probably, in early August. The HSR application goes out before them. And then, both government agencies do have their time to review, typically 30 day type timeframe. So you're probably seeing a process that goes to review, and a rereview on completing the September timeframe and then you've got the preparation of the proxy once you've come out of the SEC review process in mailing, which is typically a month process. So that gets you into the fourth quarter.

BILL LU: OK. One last question. I'm sorry, I joined the call a little bit late, so I'm sorry if you talked about this all ready, but, you know, in the press release, you said that inspection is going to be Minnesota, (INAUDIBLE) in New Jersey, how about manufacturing, would that be consolidated as well or separate?

PAUL MCLAUGHLIN: The manufacturing for the inspection product line will be done in Minnesota. The manufacturing for the metrology business unit will be in New Jersey.

BILL LU: OK. Great, thanks very much.

PAUL MCLAUGHLIN: Thanks.

STEVEN ROTH: Thanks, Bill.

OPERATOR: Thank you. Our next question comes from Stuart Muter from RBC Capital, please pose your question.

STUART MUTER, RBC CAPITAL: Yes, hi. Thanks very much. A couple of questions, first on the (INAUDIBLE) screening have you figured out how much money you guys have to spend off the amount of metrics?

STEVEN ROTH: It will be - and the money has been paid, Stuart, it will be $10.9 million. It has been paid.

STUART MUTER: OK. Fantastic. And is there a breakup fee with this deal?

STEVEN ROTH: There are standard breakup provisions in this agreement, which will be on file this evening. Breakup fees apply in certain situations for both companies. In certain situations, they don't. And they're pretty standard - they are standard in the type of this deal.

STUART MUTER: OK. All right. And a question for Paul, you talked about the new paradigm with consolidation and roll up, other - in metrology and process control, are there any other companies you're currently looking at, right now?

PAUL MCLAUGHLIN: The answer to the question is yes. But the answer to which ones they are will not be answered, but I think it's safe to say Stuart, you're seeing a consolidation industry. The industry needs it. Stan and I and Jeff and our people have dialogued on this quite a bit. We think time is ripe for this paradigm shift. And we're in a very good position to capitalize on it. We think we have the financial resources, as well as the global infrastructure to make a difference here, as a consolidator. So that will be high on our list of priorities.

STUART MUTER: OK, thanks very much.

OPERATOR: Thank you. Our next question comes from Gerry Fleming from WR Hambrecht, please pose your question.

GERRY FLEMING, WR HAMBRECHT: Yes, Paul a little bit of a follow up on Stuart's question, and that is KLA and some of their recent pronouncements have said that they expect to win in this transaction. Have there been any discussions on the part of either company with KLA? And, I'd like to get a little more information on the breakup fee, if KLA does come in.

PAUL MCLAUGHLIN: I think we were fairly clear in our response where we thought the message that August is concerned, we're concerned that in August KLA Tencore (ph) transaction it will involve a very significant antitrust risk, and which we believe will be a very lengthy investigation by the Department of Justice, which would probably in the end result prevent the proposed transaction from closing. And we think that will have substantial uncertainty for August, its customers, and its employees so we don't think that's going to come to pass.

So answering your question is where we are - where our position is, we're proceeding with trying to close this as quickly as possible and get through the regulatory process.

GERRY FLEMING: A little expansion on that Paul, and that was when August thought that Nanometrics (ph) was the most attractive hunk out there, they had requested SEC or justice department comments on both you and KLA. Has there been any feedback from the government on that request?

PAUL MCLAUGHLIN: You will hear that as soon as it becomes official, Stuart. So I' don't have any comment on it at the moment.

GERRY FLEMING: OK. Thanks.

PAUL MCLAUGHLIN: OK, thank you.

OPERATOR: Thank you. Our next question comes from Mehdi Hosseini from FBR, please pose your question.

MEHDI HOSSEINI, FBR: Yes, Paul. Just as a follow up to the previous two questions, if I remember this correctly, KLA's cash offer was 11.50 and yours is below that. Does that reflect your confidence that your proposal would proceed forward and you'll be able to close this acquisition?

PAUL MCLAUGHLIN: Let me start out, Mehdi, you've got a good point, but let me tell you this is not an acquisition. This is a strategic merger.

MEHDI HOSSEINI: I'm sorry, strategic merger.

PAUL MCLAUGHLIN: Yes. This is two companies wanting to get together for the good of both parties, and we think it makes very, very fine sense, as you've heard us talk about it. What somebody else can do in speculation, we're not going to comment on it, but we know we have negotiated hard, we've reached on due diligence on each other since the first part of April when we signed our confidentiality agreement, and I believe we have a very, very fine agreement that's going to be the benefit of all of our shareholders.

MEHDI HOSSEINI: But the difference in offer price does that reflect your confidence? How should we look at this?

PAUL MCLAUGHLIN: Stan?

STAN PIEKOS: Let me speak, if I can. I'm Stan Piekos from August, on behalf of August. First off, rather than to refer to price, let's talk about consideration, consideration today has market value of 10.50, but a very important part of that consideration is stock.

Early on, early on before we announced the Nanometrics (ph) deal, August Technology set out on the path, when we realized we had an opportunity to bring some innovative backend technology that we've developed into the front end. And we said, we're going to find the strategic partner that I had complimentary people skills, at present to (INAUDIBLE). But most important to us, too, was the ability to share meaningfully in the stock going forward. We believe we have a great opportunity here with the share of the new Rudolph stock which is still going to be the RTECH (ph) stock that you see in the symbol, to further enhance our shareholder value, as we now move together, put these two companies together, integrate and successfully complete this model (INAUDIBLE).

So again, rather than look at price, which is something the market does, I'm looking at consideration, and as a very significant equity component to it.

PAUL MCLAUGHLIN: It's also, Mehdi, from our perspective, a very important reason why we're excited is the integration of the management teams significant that Jeff is going to join our Board of Directors. And we've been fortunate that two other members of the August board will also be joining the Rudolph board. That's an important part of this consideration. It's beyond one set of numbers, it's got multiple pieces to it, so I echo Stan's comment.

MEHDI HOSSEINI: Sure, great. And as a - just a question for Steve, you talked about the cash balance after discounting the different scenarios for the proposed offer, can you just repeat that again?

STEVEN ROTH: I said it would be in the 50 to $80 million range.

MEHDI HOSSEINI: Fifty to 80 million. And does this include the 30 or so million on August Technology balance sheet?

STEVEN ROTH: Yes, once you take out the, you know, depending on the range of the cash as well as obviously, fees, expenses, breakup fees, you would be in that range.

MEHDI HOSSEINI: OK. So the difference it will be the breakup fee, and also whatever the restructuring expense you would have, or the expenses involved with the merger? Because I think…

STEVEN ROTH: No. Mehdi, when you take our combined cash, as of let's say, Marcy…

MEHDI HOSSEINI: Right.

STEVEN ROTH: And then take out breakout fees that Stan just mentioned, obviously all of the fees that both sides…

MEHDI HOSSEINI: I got you. Thank you.

OPERATOR: Our next question comes from Peter Kim from Deutsche Bank, please pose your question.

PETER KIM, DEUTSCHE BANK: Hi, most of my questions have been answered. But with regards to the overlap in the products and the inspection area, how much overlap is there? And do you anticipate that you will support both of these products going forward?

PAUL MCLAUGHLIN: Very good question. That will come from customers as well. What we visualize in the short term is being able to offer our customers a broader range of price performance capabilities, particularly in the front end. So we think this a win-win for the customer. He will now, from one source be able to get product to meet his very specific requirements. So we think this really broadens our product sweep. Jeff, any comments there?

JEFF O'DELL: Yes, I would just add to that. I think that the overlap is less than, I know, we originally perceived, and which will allow us to offer a broader product offering. The other short answer to one of your questions was, yes, both products will be supported. There's not a customer out there that needs to worry about that.

PETER KIM: Right. And when I look at your breakdown in revenue for August, it looks like your packaging and inspection is a larger component of your revenues. Do you anticipate - what do you anticipate a stronger growth, in the overall macro defect in the front end, or in the packaging space?

STAN PIEKOS: The - I'll address that, Stan Piekos, the CFO of August. We started in 1992, in the backend and we had a major strategic event happen in 2003, a key partner Samsung, a joint development program partner saw the applicability of our core backend technology to front end wafer processing. So we've just moved into that market, and that's about the time we started looking in earnest for a strategic merger partner.

Last year, just shy of 50 percent of our revenues, after just starting came from the wafer fabrication facilities, and that includes the outgoing quality control function there, as opposed to nutritional backend market. And we believe it's a bigger macro inspection in the front end, it's been growing faster. It brings a bigger market opportunity, so we believe that the shortly, we'll have primarily most of our revenues coming from the front end wafer processing applications.

PETER KIM: Then lastly, I just wanted to ask about your integrated metrology - integrated inspection for the track business, do you guys expect to continue supporting the development of this technology? And where does this play with Tokyo Electron?

PAUL MCLAUGHLIN: Yes, absolutely. Tokyo Electron is our partner in integrated metrology and we- for one of our integrated modules it's called the iMOD 80i (ph) and that is -they are our chosen partner with that, and that continues. Realistically I think that while it's a good opportunity, longer term, shorter term, it will be less as a percentage of the revenues because the individual macro defect inspection market is growing faster in the standalone piece than the integrated piece. And I think the integrated piece may kick in at 65 and maybe at 45.

PETER KIM: Thank you very much.

OPERATOR: Our next question comes from Jonathan Robohm from Gagnon Securities, please pose your question.

JONATHAN ROBOHM, GAGNON SECURITIES: Hi, guys. I was hopeful you might be able to shed some light on market share of metrology and macro inspection, what would the combined companies look like?

PAUL MCLAUGHLIN: Well I can do it off the top, and then I'd ask Stan or Jeff to do it, in terms of metrology, if you look at the latest data quest numbers, I think Rudolph would be a number two, again, KLA number one. And I think, in the terms of the macro defect inspection, I would say August is a clear number two. We would strengthen that with Rudolph's wafer view product line, and be a very solid number two in that market, as well. Once again, KLA is the number one in that market segment.

JONATHAN ROBOHM: Can you give, kind of percentages rather than just number one, number two?

PAUL MCLAUGHLIN: Yes, I can. Off the top, about 14 - we own about 14 percent of the metrology market, which is about a $450 million market. I believe the macro market is 20 - what's the percentage, Stan?

STAN PIEKOS: The macro market for the front end is - grew to an excess of 70 million last year, we grew to in our number two position to 35 percent of that market. That's the one we just entered, as I said earlier, a couple of years ago.

JONATHAN ROBOHM: OK. And the growth rates for metrology and macro defect as a whole as an industry?

PAUL MCLAUGHLIN: You know, Jonathon, I do have them, though I just don't have them in front of my, my nickel I'll get back to you on it. I do have those numbers, I just don't have them in front of me.

JONATHAN ROBOHM: Great.

PAUL MCLAUGHLIN: But I can get you get the data quest numbers that we've used in our diligence, and how we diligence this and I will get them to you.

JONATHAN ROBOHM: And your anticipation, one last thing going back to the KLA, kind of commentary earlier, was there a specific event that triggered, I guess, August board members, and management to suggest that this is the best option? That the all cash deal from KLA is not the best option?

STAN PIEKOS: Stan Piekos, again. No specific event, just a lot of in depth analysis about the strategic merger partners. Again, we said the currency we're getting, the consideration we're getting, the stock is key. And by putting the two together, with the reasonable metrics, and saying what is it you can combine. We put all of that together, we found that number in the proposed deal with Rudolph Technology far exceeds the number you quoted.

JONATHAN ROBOHM: OK. And as it relates to the DOJ, you guys mentioned, once it becomes formal, is there any sort of timeframe, as when we public shareholders will be able to get some sort of inside information with regards to the DOJ decision?

PAUL MCLAUGHLIN: Jonathan, in my experience, going back a long way, I've never been able to estimate how things work in Washington effectively. So while I thought something may happen quickly it doesn't, so I don't really know. But I don't think it's a long fuse here. I really do not think it's going to be long. But we have to do the filing, and things are going to move rather quickly, I hope. But maybe you can share something on Washington, Stan. I don't have any good…

STAN PIEKOS: I know less than you do, Paul.

PAUL MCLAUGHLIN: So that's not a good answer for you.

STAN PIEKOS: I guess it's fair to say that I know both companies have cooperated with the investigation that begin in mid March. It's been thorough. And we've submitted all of the information requests. And we should expect with the HSR filings, there will be more information requested. We will be filing that, and looking for - there is a time table on that. I think they look to respond at an HR SR application within 30 days. That could lead to more (INAUDIBLE) response but there is more of a defined timetable there.

JONATHAN ROBOHM: What do you anticipate, if any, response from KLA here?

PAUL MCLAUGHLIN: You know, to be honest with you Jonathan, I wouldn't want to speculate on that. We admire them as a company. They're a tremendous competitor, and what they choose to do, I don't understand what their motives are in all cases, so I'd rather not comment on that.

JONATHAN ROBOHM: Great, well congratulations.

PAUL MCLAUGHLIN: OK. Thank you very much.

OPERATOR: Thank you. Our next question comes from Steve Raneri from Ramius, please pose your question.

STEVE RANERI, RAMIUS: Hi, everyone.

PAUL MCLAUGHLIN: Hello.

STEVE RANERI: Congratulations on breaking the log jam here, and that's for your hard work, it's obvious that a lot went into it. And I wondered if you might elaborate a little bit more or talk some more about the synergies and the kinds of things that you guys see being able to do that, so that, you know, you can get the, you know, the operating leverage, and the business to sort of generate value in our text stock down the road.

NATHAN LITTLE (ph): Steve, this is Nathan Little (ph). You know, certainly, we made the comment earlier, that we didn't see a large amount of overlap between our product lines, and in fact, that we saw ourselves going forward with both product lines. But clearly, in that scenario, there are things within the two product lines, that we're going to be looking across in terms of leveraging the technologies, between the two areas.

I think there are also tremendous opportunities for leveraging the information the comes - how you process the information coming out of these tools. As you're aware, we have a yield data management system, and August does as well. As we compete in the marketplace, we respect each other's capabilities in those areas, and we believe that we'll be able to bring them together and providing and even finer product to our customers.

There are really tremendous synergies in taking the knowledge that we have and working in the process area in the front end. For example, as you're aware, our meta poles (ph) product line, operating in the CMP area, has generated a tremendous amount knowledge in our people about that set of processes. We believe that taking the inspection tools into that area we'll be able to leverage that knowledge fairly easily. So there's a lot of information that we'll be able to take between the two companies and leverage.

In terms of the overall structure, the sales, the service organization. We believe that there are synergies between the two. Clearly, if you're cross training people in service, you're going to be able to maximize the use of those people there, as well. So I think, you know, starting from - all the way from the front end, development of ideas on through to delivering the value to the customer's we see synergies down the line.

STEVE RANERI: Great, congratulations.

PAUL MCLAUGHLIN: Thank you.

NATHAN LITTLE (ph): Thanks.

OPERATOR: Our next question comes from Todd Munn from Water Island Capital, please pose your question.

TODD MUNN, WATER ISLAND CAPITAL: Hi, thanks. Is there a pricing period for the value of Rudolph stock component?

STEVEN ROTH: A pricing period?

TODD MUNN: Will there be a consecutive number amount of days at which you will value the Rudolph, or will it just be simply the value of the stock before closing.

STEVEN ROTH: It's set at that exchange rate. It is not set.

TODD MUNN: OK. Thank you.

OPERATOR: Our next question comes from Patrice Kanada from Guard Hill Capital, please pose your question.

PATRICE KANADA, GUARD HILL CAPITAL: Hi. I just had a clarification question on the last question on the pricing period, will there not be a pricing period?

STEVEN ROTH: The exchange ratio is set. Yes, no there won't be.

PATRICE KANADA: OK. And what is the election deadline?

STEVEN ROTH: Well that come when we go through the process of the SEC approval, and when the proxy gets mailed. So there will be a proxy solicitation to the shareholders?

PATRICE KANADA: OK. And Hart Scott Rodino is the only regulatory anti trust approval required?

STEVEN ROTH: We believe so, yes.

STAN PIEKOS: Yes.

PATRICE KANADA: Thank you.

OPERATOR: Our next question comes from Drew Sitdor, from Tiedeman, please pose your question.

DREW SITDOR, TIEDEMAN: Congratulations, guys. My question was the break fee. If the KLA's offer stays out standing and for whatever reason, this offer is not successful, it's turned down by the shareholders, would that trigger the break fee to …

STAN PIEKOS: Drew, there are conditions, and that will come out. These are well through and worked out in the agreement. They're all in there. I don't recall the specifics. I don't have the agreement in front of me, but there are situations where the break fee does apply and it doesn't. I'll just defer to the filing of the agreement, which will happen later on today.

DREW SITDOR: Yes, there's one other question, I guess, one of the things that seems to have held this up, at least, from whatever KLA's stated intentions is the confidentiality agreement that you had with Nano (ph) prevented them from following through with the offer if they wanted to. If - now that that deal is gone, and you just have this deal, could you, if desired, now sign a confidentiality agreement that wouldn't have those terms?

STAN PIEKOS: We have confidentiality agreements in place. As you my recall, Rudolph had executed those in April. And there are provisions of that, that go forth.

DREW SITDOR: So this offer would prevent you from signing another offer with the confidentiality agreement with KLA?

STAN PIEKOS: Again, all of the - we have fiduciary responsibilities here, but the - we do have confidentiality and provisions to consider on any other offers in regards to the board's fiduciary obligations here.

DREW SITDOR: OK.

OPERATOR: Our next question comes from Steve Eick from Forest Investments, please pose your question.

STEVE EICK, FOREST INVESTMENTS: Hi, thank you for taking my question. What law firm, what outside council assisted you in your analysis of the antitrust, of the negative antitrust implications in the KLA deal?

PAUL MCLAUGHLIN: The outside law firm that's handling our case is Latham and Watkins (ph) in New York.

STEVE EICK: Thank you.

OPERATOR: Our next question comes from Luis Sarkes from Chesapeake Partners, please pose your question.

LOUIS SARKES, CHESAPEAKE PARTNERS: Hi, I have just a couple of quick questions, first off, and I think, Paul you mentioned this, but when you file Hart Scott, now have you been working cooperatively with the DOJ for the past 10 weeks or so?

PAUL MCLAUGHLIN: Yes. They requested information. We've supplied lots of it.

LOUIS SARKES: OK. So you actually haven't done your formal filing.

PAUL MCLAUGHLIN: You're not allowed to until you have a signed transaction. So in fact, you cannot do that or as you could visualize every potential deal in the world they'd run down and ask you how are you going to rule on this one, and without a deal in hand, they won't look at it.

LOUIS SARKES: OK. And but you've done - they've been looking at it for a while. Did you indicate that you expected to go to a second stage? Or do you think that given the work that they've done, that would it be your expectation, that you would clear after the initial 30 days period?

PAUL MCLAUGHLIN: That would surely be our expectation.

LOUIS SARKES: OK. Are there any, you know, things that you're prepared to do, you know, just in your consultations with them be it divestitures or so forth?

PAUL MCLAUGHLIN: We don't think that's going to be necessary. You know, guidance we've got, and counsel we've got. We do not believe that will be the case.

LOUIS SARKES: OK. And just to clarify, you do not have, I guess that this is really more a question for Stan, you do not have in force a confidentiality agreement with KLA because of the stand still (ph) provisions, correct?

STAN PIEKOS: Well we do not have a confidentiality agreement in place with KLA.

LOUIS SARKES: OK.

STAN PIEKOS: I can't answer the because of.

LOUIS SARKES: OK. And you've really said that this - the deal with Ru Tech (ph) is a strategic merger which the company is not for sale. And, you know, you're moving ahead because this is a business decision, is that my correct understanding?

STAN PIEKOS: That is correct.

LOUIS SARKES: OK. Thank you. And the last thing is in terms of the election, if you elect all stock, can you get all stock?

STAN PIEKOS: No. It's going to be subject to the pro ration (ph) of the minimum cash amount of 37.2 million.

LOUIS SARKES: OK.

STAN PIEKOS: You could get…

STEVEN ROTH: A lot of people elected up to 37.2, and other people elected all cash (INAUDIBLE).

STAN PIEKOS: OK.

LOUIS SARKES: So that there will be a minimum of 37 million in cash.

STEVEN ROTH: Yes, that's correct.

LOUIS SARKES: OK. Thank you very much.

OPERATOR: Thank you. Our next question comes from Stuart Muter from RBC Capital Markets, please pose your question.

STUART MUTER: Yes, thank you. Just a question on clarification here, I guess for Stan or Steve, when is the S-4 expected to be filed?

STAN PIEKOS: We're going to get on that right away, Stuart. I would say 30 plus days.

STEVEN ROTH: At the end of July, early August, Stuart.

STUART MUTER: OK. And final question, for Jeff, and Stan, when you went through the lengthy the lengthy process along with the board of August weighing KLA versus Rudolph, was part of the consideration the possibility that KLA is going to come back and raise their offer here?

STAN PIEKOS: Again, we didn't do this as a process of sale of the company, Stuart. We did this, again, six criteria that we laid out well over a year ago that we set for defining a strategic merger partner. Let me - in fact, I think it's important that we review those, because they remain the filter from which we look at all deals.

First, because of we're coming into the front end, and established front end presence with complimentary products, a growth record like ours, a growth culture like ours, and a record of bringing innovative products to the market, minimal or no product overall, and a partner with a strong management team, operating in a similar culture. And then, finally, I didn't list these in order of importance, they're all equally important but finally a partner with a currency, i.e. a stock, that we can share in, as we put these two together, we can share in meaningfully and it can come together. So we use that filter and we've used that consistently for all of our decisions in here.

JEFF O'DELL: And this is Jeff. I would just echo Stan's comments across the board. We've been very consistent with that in the board, and the management team have used those criteria day in and day out.

STUART MUTER: OK. Excellent, thank you.

OPERATOR: Thank you. Our next question comes from Mark Bachman, from Pacific Crest Securities, please pose your question.

MARK BACHMAN, PACIFIC CREST SECURITIES: Yes, hi. Just following up on that last question, for your Q4 deadline of closing the merger, are you operating on the assumption that KLA does not respond? Or do you still think the deal can close on top if even KLA say, reaffirms, or restructures its terms or even increases its bid.

STAN PIEKOS: We are focused, Rudolph and August doing everything it needs to do from the regulatory approvals of HSR through the SEC, and not looking at other events as we March forward. And we will March forward, this opportunity today, we're looking forward to integrating these things and looking forward. And, although you'd look at all of the other eventualities, no other considerations come into mind. We're moving aboard expeditiously with this filing to get this closed, and move forward with the integration of these two very complimentary businesses.

MARK BACHMAN: OK. And then, just my second question, when you say here that there could be some significant antitrust risk with regard to KLA's offer, what are your assumptions behind this statement? In other words, how are you sizing in the market? Is it only from the macro defect point of view?

STAN PIEKOS: First off, there are market studies here, a well known interview source here is Data Quest and how they structure the market. And, you know, they show us in the macro defect inspection, KLA number one, and us number two, I referred to that earlier. That combined, a well over 70 percent of the market share. So they are big, and we're both concentrated in that same space.

MARK BACHMAN: OK.

JEFF O'DELL: And August - this is Jeff. August is primarily a macro inspection company, so, you know, you have to look at us that way, as opposed to something else. And there's where you see the significant antitrust concern.

MARK BACHMAN: Excellent, thank you.

OPERATOR: Thank you. Our next question is a follow up question from Steve Eick from Forest Investments, please pose your question.

STEVE EICK: Hi, thank you for taking my follow up. Earlier, when I asked which law firm conducted the antitrust analysis, you said Latham and Watkins (ph), the press release says that that's Rudolph Technology's counsel. Did you use Rudolph's counsel…

JEFF O'DELL: Yes, we did that.

PAUL MCLAUGHLIN: Yes, that was Rudolph answering the question. Stan, you may…

STAN PIEKOS: Our counsel in Minnesota is Fredricks and Byron (ph).

STEVE EICK: And do they have antitrust expertise?

STAN PIEKOS: They do. And they actually had the advisors to that group, too.

STEVE EICK: Thank you.

OPERATOR: Thank you. Our final questions comes from Evan Duby from Aviators Fund, please pose your question.

EVAN DUBY, AVIATORS FUND: Yes, thanks for taking the call. After you get regulatory clearing, how long would you take - how long would you expect the transaction to close?

STAN PIEKOS: By that, I assume you mean the HSR as well as the SEC process?

EVAN DUBY: Yes.

STAN PIEKOS: Yes, typically, you file the proxy and there's about a 30 day calendar to the vote.

EVAN DUBY: OK. And there's nothing else specific to this deal that would draw the transaction closing out by any means?

STAN PIEKOS: Well nothing that we know of.

EVAN DUBY: OK. Thanks.

OPERATOR: Thank you. I'd like to turn the floor back over the speakers, for any further comments.

PAUL MCLAUGHLIN: Thank you, Operator. As you can see we're all very excited about this merger, and particularly for our prospects for growth. So we will look forward to speaking with you again, shortly. Thank you and have a good day.

OPERATOR: Thank you. This does conclude today's teleconference. Please disconnect your lines at this time, and have a wonderful day.

END

About Rudolph Technologies, Inc.

Rudolph Technologies is a worldwide leader in the design, development, manufacture and support of high-performance process control metrology and defect inspection systems used by semiconductor device manufacturers. The Company's products provide a full-fab solution through its families of proprietary systems, which are used throughout the device manufacturing process. Rudolph's product development has successfully anticipated and addressed many emerging trends that are driving the semiconductor industry's growth in order to enhance the competitiveness of its products in the marketplace. The Company's success in creating complementary metrology and inspection applications through aggressive research and development is key to Rudolph's strategy for continued technological and market leadership.

About August Technology

August Technology's automated inspection and data analysis solutions provide critical product and process enhancing information, which enables microelectronic device manufacturers to drive down costs and time to market. With the first all-surface advanced macro inspection solution, August Technology has incorporated frontside, backside and wafer edge inspection in a single system. Following detection August Technology's decision tools correlate the defect data across surfaces and provide the comprehensive information necessary for device manufacturers to make process-enhancing decisions. Headquartered in Bloomington, Minnesota, August Technology supports its customers with a worldwide sales and service organization. Additional information can be found on the company's web site at www.augusttech.com.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "would," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of those words and other comparable words. Rudolph and August wish to take advantage of the "safe harbor" provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Rudolph and August. Factors that could cause actual results to differ materially from the expectations expressed in such forward-looking statements include, but are not limited to: (1) cyclicality of the semiconductor industry; (2) customer concentration; (3) introduction of new products by Rudolph's competitors; (4) sole or limited sources of supply; (5) the merger agreement and the transactions contemplated thereby may not be approved by the companies' shareholders; (6) Rudolph and August may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (7) conditions to the closing of the transaction may not be satisfied; (8) the businesses of Rudolph and August may not be integrated successfully, which may result in the combined company not operating as effectively and efficiently as expected or such integration may be more difficult, time-consuming or costly than expected; (9) expected combination benefits from the merger may not be fully realized or realized within the expected time frame; (10) revenues following the merger may be lower than expected; (11) costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the consummation of the merger, or the effects of purchase accounting may be different from the companies' expectations; (12) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (13) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (14) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; (15) the impact of the slowdown in the overall economy; (16) uncertainty of the current global political environment; (17) the potential for terrorist attacks; (18) changes in customer demands for our existing and new products, the timing, cancellation or delay of customer orders and shipments; (19) the timing of revenue recognition of shipments; (20) changes in or an inability to execute our business strategy; (21) unanticipated manufacturing or supply problems and (22) changes in tax rules. Rudolph cannot guarantee future results, levels of activity, performance, or achievements. Additional factors that may affect the future results of Rudolph and August are set forth in their respective Form 10-K reports for the year ended December 31, 2004 and other filings with the Securities and Exchange Commission ("SEC"), which are available at http://www.sec.gov, the SEC's website, and at the companies' websites, which are http://www.rudolphtech.com and http://www.augusttech.com, respectively. These factors are updated from time to time through the filing of reports and registration statements with the SEC.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Rudolph Technologies, Inc., which will include a joint proxy statement of Rudolph and August, and other materials, will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RUDOLPH, AUGUST AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement (when available) as well as other filed documents containing information about Rudolph and August at http://www.sec.gov, the SEC's website. Free copies of Rudolph's SEC filings may also be obtained at http://www.rudolphtech.com, and free copies of August's SEC filings may be obtained from August's website at http://www.augusttech.com.

Participants in the Solicitation

Rudolph, August and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Rudolph's stockholders or August's shareholders with respect to the proposed transaction. Information regarding the officers and directors of Rudolph is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 22, 2005. Information regarding the officers and directors of August is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 29, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and joint proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.

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